
RECEIVED
MAR - 1 2007
WASH. D.C.
213
SECTION

SECURITI  SION

07003274

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SEC FILE NUMBER
8-38568

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2006** (MM/DD/YY) AND ENDING **12/31/2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Gabelli Fixed Income Distributors, Inc.**

OFFICIAL USE ONLY
20900
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Center

(No. and Street)

Rye	**NY**	**10580-1422**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard C. Sell, Jr.

(Area Code – Telephone No.) **(914) 921-5156**

PROCESSED
MAR 2 0 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Richard C. Sell, Jr.**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Gabelli Fixed Income Distributors, Inc.**, as of **December 31**, **2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PETER D. GOLDSTEIN
Notary Public, State of New York
No. 02GO4771798
Qualified in New York County
Commission Expires February 20, 2010

Signature

Controller/Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Gabelli Fixed Income Distributors, Inc.
(SEC No. 8-01-38568)

December 31, 2006
with Report of Independent Registered Public Accounting Firm

Gabelli Fixed Income Distributors, Inc.

Statement of Financial Condition

December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Gabelli Fixed Income Distributors, Inc.

We have audited the accompanying statement of financial condition of Gabelli Fixed Income Distributors, Inc. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gabelli Fixed Income Distributors, Inc. at December 31, 2006 in conformity with accounting principles generally accepted in the United States.



February 26, 2007

Gabelli Fixed Income Distributors, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash equivalents	$ 15,990
Investments in securities, at fair value	92,370
Total assets	$108,360
Liabilities and stockholder's equity	
Liabilities:	
Payable to affiliates	$ 21,892
Accrued expenses	15,100
Total liabilities	36,992
Stockholder's equity	71,368
Total liabilities and stockholder's equity	$108,360

See accompanying notes.

Gabelli Fixed Income Distributors, Inc.

Notes to Statement of Financial Condition

December 31, 2006

A. Organization

Gabelli Fixed Income Distributors, Inc. (the "Company"), a Delaware corporation, was registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). Effective with the filing of the FOCUS report for the period ended December 31, 2006 on January 26, 2007, the Company was no longer registered with the NASD as an introducing broker. Prior to December 31, 2006, the Company was a limited purpose introducing broker-dealer that existed solely for the purpose of distributing mutual fund shares. The Company continues to be a wholly-owned subsidiary of Gabelli Fixed Income, LLC (the "Parent"). The Parent is an indirect, wholly-owned subsidiary of GAMCO Investors, Inc. ("GBL").

B. Significant Accounting Policies

Cash Equivalents

The Company generally classifies money market mutual funds and other highly liquid investments with a maturity of three months or less as cash equivalents.

Investments in Securities

Investments in securities are carried at fair value.

Fair Values of Assets and Liabilities

The carrying amounts of all assets and liabilities in the statement of financial condition approximate their fair values.

B. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the accompanying notes. Actual results could differ from those estimates.

C. Recent Accounting Developments

In May 2005, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 154, "Accounting Changes and Errors Corrections," ("Statement 154") which is a replacement of Accounting Principles Board Opinion No. 20, "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements." The statement applies to all voluntary changes in accounting principles, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable. The statement is effective for accounting changes and corrections for errors made in fiscal years beginning after December 15, 2005. The statement does not change the transition provisions of any existing accounting pronouncements. The Company adopted this statement on January 1, 2006. The impact of adopting Statement 154 is immaterial to the statement of financial condition.

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurement." The statement provides guidance for using fair value to measure assets and liabilities. The statement provides guidance to companies about the extent to which to measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The statement applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The statement does not expand the use of fair value in any new circumstances. Although early adoption is permitted, the statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will adopt this statement on January 1, 2008. The impact of adopting this statement is expected to be immaterial to the statement of financial condition.

C. Recent Accounting Developments (continued)

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") which is an interpretation of FASB Statement No. 109 ("FAS 109"). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company plans to adopt this interpretation on January 1, 2007. The Company has not completed its review, however, the impact of adopting FIN 48 is expected to be immaterial to the financial statements.

D. Related Party Transactions

At December 31, 2006, the Company had an investment of $15,990 in the Gabelli U.S. Treasury Money Market Fund, a mutual fund advised by Gabelli Funds, LLC, an affiliate of the Company, which is presented as cash equivalents in the statement of financial condition.

The Company is charged an administrative fee from GBL of $1,800 annually to cover allocated overhead expenses and also incurs certain overhead expenses that are attributable to more than one affiliate. These overhead expenses are allocated to the Company by another affiliate or allocated by the Company to other affiliates as the expenses are incurred, based upon methodologies periodically reviewed by the management of the Company and affiliates and are included in payable to affiliates in the statement of financial condition.

E. Income Taxes

The Company accounts for income taxes under the liability method prescribed by FAS 109. Under FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Future tax benefits are recognized only to the extent that realization of such benefits is more likely than not.

E. Income Taxes (continued)

The Company's deferred tax asset net of deferred tax liability attributable to NOL carryforwards and unrealized gain on investment in securities consists of the following:

Net deferred tax asset	$ 5,007
Less valuation allowance	(5,007)
Net deferred tax asset	$ –

In accordance with FAS 109, a 100% valuation allowance is required to offset any deferred tax asset recorded by the Company when it is more likely than not that the asset will not be realized. The valuation allowance decreased from the prior year by $144 due to the expiration of a NOL generated in 1991 and unrealized loss on investments in securities.

F. Net Capital Requirements

As a registered broker-dealer, the Company was subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC, which specifies uniform net capital requirements for its registrants. The Company computes its net capital under the aggregate indebtedness method permitted by the Rule which requires that minimum net capital exceed 6-2/3% of aggregate indebtedness or $5,000, whichever is greater. These requirements also provide that equity capital may not be withdrawn, advances to affiliates may not be made or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2006 (the date of the withdrawing FOCUS report), the Company had net capital of $44,408, which exceeded the SEC requirements by $39,408.

There were no subordinated borrowings at any time during the year ended December 31, 2006.

The Parent of the Company and GBL intends to fund the Company with capital contributions to the extent necessary so that the Company may continue to meet its operating and capital requirements.

END